ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

VIA EDGAR

April 30, 2010

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Ms. Patricia Williams

Re:          Pax World Funds Series Trust I
Post-Effective Amendment No. 61
File Nos. 002-38679; 811-02064

Dear Ms. Williams:

On behalf of Pax World Funds Series Trust I (the “Registrant”), I am writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in our telephone conversation on April 23, 2010 (the “Comments”) relating to post-effective amendment no. 61 to the registration statement on Form N-1A of the Registrant (the “Amendment”), filed with the Commission on February 26, 2010, regarding Pax World Balanced Fund, Pax World Growth Fund, Pax World Small Cap Fund, Pax World International Fund, Pax World High Yield Bond Fund, Pax World Women’s Equity Fund (referred to as Pax World Women’s Global Leadership Fund in the Amendment, and to be known as Pax World Global Women’s Equality Fund) and Pax World Global Green Fund, each a series of the Registrant (each a “Fund” and collectively, the “Funds”).

For convenience of reference, I have summarized each of the Comments before the Registrant’s response.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in Part A of the Amendment.

Prospectus

1.             Comment.             Please add the ticker symbols for the Funds to the cover page of the prospectus.

Response.             The requested change has been made.

2.             Comment.             In the section captioned “Summary of Key Information—Fees and Expenses,” for all Funds, please delete the second sentence of the first paragraph in its entirety.

Response.             The requested change has been made.

3.             Comment.             In the section captioned “Summary of Key Information—Fees and Expenses,” for all Funds, please delete footnotes 1 and 2 regarding wire redemption fees and certain account custodial fees and incorporate such fees into the fee table.

Response.             The requested change has been made, except that the disclosure regarding wire redemption fees and certain account custodial fees has been moved to relevant sections in the body of the prospectus.  The Registrant notes that Instruction 2(d) to Item 3 of Form N-1A states that fees that apply to only a limited number of shareholders based on their circumstances need not be disclosed.

4.             Comment.             In the section captioned “Summary of Key Information—Fees and Expenses,” for all Funds, please delete the footnotes regarding distribution and/or service fees and acquired fund fees and expenses.

Response.             The requested change has been made.

5.             Comment.             In the section captioned “Summary of Key Information—Fees and Expenses,” for each Fund that includes a line item in its Annual Fund Operating Expenses Table for an “Expense Waiver/Reimbursement,” please revise the line item currently captioned “Net Annual Fund Operation Expenses” to read “Total Annual Fund Operating Expenses After Expense Waiver/Reimbursement.”

Response.             The requested change has been made.

6.             Comment.             For the Balanced Fund, in the section captioned “Summary of Key Information—Principal Investment Strategies,” please describe the maturity and credit quality of the debt securities in which the Balanced Fund will invest.

Response.             The Registrant notes that the referenced section already includes the following disclosure, which the Registrant believes is responsive to the Staff’s comment:

The Balanced Fund expects that the debt portion of its investment portfolio will consist primarily of debt securities issued or guaranteed by the U.S. government or its agencies and instrumentalities with short- to intermediate-term maturities and corporate bonds that are, at the time of purchase, rated at least investment grade or unrated and determined by the Balanced Fund’s investment adviser to be of comparable quality.  (Emphasis added.)

7.             Comment.             For the Balanced Fund, in the section captioned “Summary of Key Information—Principal Investment Strategies,” please state that the Balanced Fund will invest at least 25% of its assets in debt securities.

Response.             The Registrant notes that the section captioned “About the Funds—Investment Objectives and Strategies—Pax World Balanced Fund—Principal Investment Strategies” includes the following disclosure:

However, depending on market conditions, the equity portion of the Balanced Fund’s portfolio may range from 50% to 75% of its assets and the debt portion of the Balanced Fund’s portfolio may range from 25% to 50% of its assets.  (Emphasis added.)

In light of the Balanced Fund’s principal investment strategy of normally investing approximately 40% of its assets in debt securities, the Registrant does not believe that the 25% minimum allocation to debt securities noted above is a principal investment strategy of the Balanced Fund.  Accordingly, no change has been made.

8.             Comment.             Because each Fund’s name includes the term “World,” please revise the disclosure regarding each Fund’s principal investment strategies to state that the Fund will invest at least 45% of its assets in securities of non-U.S. issuers or, alternatively, please change each Fund’s name to “Pax World Management [          ] Fund.”

Response.             The phrase “Pax World,” which appears in each Fund’s name, is a brand name related to the Funds’ investment adviser, Pax World Management LLC, that has been used continuously by one or more Funds for nearly 40 years, and does not connote an investment strategy or a focus on a particular type of investment.  This point is clarified by the current prospectus disclosure:

[Pax World’s] primary goal is to produce competitive returns for our investors.  By integrating environmental, social and governance criteria—what we call ‘sustainability’ criteria—into our investment approach, Pax World also seeks to promote peace, protect the environment, advance global equity, and foster sustainable development.  To denote this endeavor, the Funds have adopted the name “Pax World.”

Accordingly, no change has been made.

9.             Comment.             For each Fund, please revise the disclosure regarding principal risks to state explicitly the risk that investors may lose money by investing in the Fund.

Response.             The requested change has been made.  The following form of disclosure has been added to the end of the section captioned “Summary of Key Information—

Principal Risks” for each Fund:  “As with all mutual funds, investors may lose money by investing in the [          ] Fund.”

10.           Comment.             In the section captioned “Summary of Key Information—Principal Risks,” for each Fund, please consider further summarizing the current principal risk descriptions.

Response.             The Registrant believes that the principal risk descriptions currently set forth in the referenced section for each Fund appropriately summarize the principal risks of investing in each Fund.  Accordingly, no change has been made.

11.           Comment.             In the section captioned “Summary of Key Information—Principal Investment Strategies,” for the Balanced Fund, please add disclosure corresponding to the disclosure of “Mortgage Risk” as a principal risk of investing in the Balanced Fund.

Response.             The requested change has been made.  The fourth paragraph of the referenced section has been revised as follows:

The Balanced Fund expects that the debt portion of its investment portfolio will consist primarily of debt securities, including mortgage-related securities, issued or guaranteed by the U.S. government or its agencies and instrumentalities with short- to intermediate-term maturities and corporate bonds that are, at the time of purchase, rated at least investment grade or unrated and determined by the Balanced Fund’s investment adviser to be of comparable quality.

12.           Comment.             In the section captioned “Summary of Key Information—Principal Investment Strategies,” for the Balanced Fund, please add disclosure regarding growth and value investing to correspond with the disclosure of “Growth Securities Risk” and “Value Securities Risk” as a principal risk of investing in the Balanced Fund.

Response.             The requested change has been made.  The following disclosure has been added to the third paragraph of the referenced section:

The Balanced Fund is not constrained by any particular investment style, and may therefore invest in “growth” stocks, “value” stocks or a combination of both.

13.           Comment.             In the section captioned “Summary of Key Information—Performance Information,” for each Fund, please delete the third and fourth sentences of the first paragraph regarding returns in their entirety.

Response.             The requested change has been made.

14.           Comment.             In the section captioned “Summary of Key Information—Performance Information,” for each Fund, please delete the footnote to the bar chart.

Response.             The requested change has been made.

15.           Comment.             In the section captioned “Summary of Key Information—Performance Information—Average Annual Total Returns,” for each Fund, please delete the third, fourth and fifth sentences of the first paragraph in their entirety.

Response.             The requested change has been made.

16.           Comment.             In the section captioned “Summary of Key Information—Performance Information—Average Annual Total Returns,” for each Fund, please consider shortening each footnote that describes an index, and deleting the footnote describing the S&P 500 Index.

Response.             The Registrant believes that the descriptions of the indices currently set forth in the referenced section for each Fund appropriately describe the indices in a summary fashion and provide helpful information for the Funds’ shareholders.  Accordingly, no change has been made.

17.           Comment.             In the section captioned “Summary of Key Information—Investment Adviser,” for each Fund, please delete the current paragraph in its entirety and replace it with the following form of disclosure:  “Pax World Management LLC (the “Adviser”) is the investment adviser for the [      ] Fund.”

Response.             The requested change has been made.

18.           Comment.             In the section captioned “Summary of Key Information—Principal Investment Strategies,” for the Small Cap Fund, please disclose the market capitalization range of the Russell 2000 Index as of a recent date.

Response.            The requested change has been made.

19.           Comment.             Please explain supplementally why the prospectus discloses small- and medium-sized capitalization company risk for the High Yield Bond Fund.

Response.             The Registrant believes that the risks relating to small capitalization companies currently disclosed in the prospectus generally are applicable to investments in high yield securities issued by such companies.  For example, the relatively lower revenues, limited product lines, lack of management depth and smaller market share of such companies have the potential to affect the ability of such companies to satisfy their high yield debt obligations in a timely manner.  Likewise, high yield debt securities of such companies may have lower trading volumes than high yield debt securities of larger capitalization companies.

20.           Comment.             In the section captioned “Summary of Key Information—Principal Investment Strategies,” for the Women’s Leadership Fund, please add disclosure to the effect that the Fund will normally invest in the securities of companies in at least three countries other than the Unites States.

Response.  The requested change has been made.

21.           Comment.             In the section captioned “Summary of Key Information—Principal Investment Strategies,” for the Women’s Leadership Fund, in light of the term “leadership” in the Fund’s name, please revise the statement that the Women’s Leadership Fund “seeks to invest in companies around the globe that are leaders in promoting gender equality in the workplace and beyond” to state that the Women’s Leadership Fund will invest at least 80% of its assets in companies around the globe that are leaders in promoting gender equality in the workplace and beyond, in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response.             Rule 35d-1 requires an investment company with a name that suggests that the investment company focuses its investments in a particular type of investment (e.g., stocks, bonds, etc.) or in a particular industry invest at least 80% of its assets in the type of investment suggested by the name.  The Registrant notes that the Women’s Leadership Fund’s name will change to Pax World Global Women’s Equality Fund.  The Registrant further notes that the term “equality,” like the term “leadership,” does not suggest a focus on a particular type of investment or in a particular industry.  Accordingly, although the Pax World Global Women’s Equality Fund has adopted a policy normally to invest in the securities of companies in at least three countries other than the Unites States, in light of the term “global” in its name, it has not adopted an 80% investment policy with respect to the term “equality.”

22.           Comment.             In the section captioned “Summary of Key Information—Principal Investment Strategies,” for the Global Green Fund, in light of the term “green” in the Fund’s name, please state that the Global Green Fund will invest at least 80% of its assets in the securities of companies whose businesses and technologies focus on mitigating the environmental impacts of commerce, in accordance with Rule 35d-1 under the 1940 Act.

Response.             Rule 35d-1 requires an investment company with a name that suggests that the investment company focuses its investments in a particular type of investment (e.g., stocks, bonds, etc.) or in a particular industry invest at least 80% of its assets in the type of investment suggested by the name.  The term “green” does not suggest a focus on a particular type of investment or in a particular industry.  Thus, Rule 35d-1 does not apply to the use of the term “green” in the name of the Global Green Fund.  Accordingly, no change has been made.  We note, however, that the Global Green Fund has a policy normally to invest in the securities of companies in at least three countries other than the Unites States, in light of the term “global” in its name.

23.           Comment.             In the section captioned “Important Additional Information About the Funds—Purchase and Sale of Fund Shares,” please delete the last sentence of the first paragraph in its entirety.

Response.             The requested change has been made.

24.           Comment.             In the section captioned “Important Additional Information About the Funds—Purchase and Sale of Fund Shares,” please delete the second sentence of the second paragraph in its entirety.

Response.             The requested change has been made.

25.           Comment.             In the section captioned “Important Additional Information About the Funds— Purchase and Sale of Fund Shares,” please delete all footnotes to the table setting forth minimum initial and subsequent investment amounts in their entirety.

Response.             The requested change has been made.

26.           Comment.             In the section captioned “Important Additional Information About the Funds—Taxes,” please state that tax-deferred distributions may be taxed at a later date.

Response.             The requested change has been made.

27.           Comment.             In the section captioned “About the Funds—Investment Objectives and Strategies,” for each Fund, disclose, if applicable, that the Fund’s investment objective can be changed without shareholder approval.

Response.             The Registrant notes that this disclosure already appears for each Fund in the section captioned “About the Funds—Investment Objectives and Strategies.”

Statement of Additional Information

28.           Comment.             In the section captioned “Trustees/Officers,” please provide more specificity regarding the qualifications and attributes of each Trustee that contributed to the Board’s conclusion that such Trustee should serve as a Trustee of the Trust.  In the Staff’s view, the qualifications and attributes disclosed for each Trustee should support a conclusion regarding the Trustee as if the Trustee were being considered for the Board for the first time; accordingly, the Staff does not view substantial tenure on the Board as a relevant qualification.

Response.             The Registrant believes that the disclosure currently provided in the referenced section regarding the experience, qualifications, attributes, and/or skills of the Trustees is responsive to Item 17(b)(10) of Form N-1A.  The Registrant notes that Item 17(b)(10) solicits information regarding the Board’s conclusions with respect to individual Trustees as of the time the disclosure is made; therefore, the Registrant believes that a Trustee’s experience as a trustee of the Trust is relevant to a determination regarding the qualification of a Trustee to serve as a trustee of the Trust.  The Registrant also notes that the current disclosure was reviewed by the Trustees to provide assurance of their comfort with such disclosure.  The Registrant appreciates the Staff’s comment, and will continue to review its disclosure regarding Trustees’ experience, qualifications, attributes and/or skills in the future to ensure that the disclosure remains responsive to the requirements of Item 17(b)(10).

29.           Comment.             In the section captioned “Portfolio Managers—Compensation,” please revise the disclosure to state (i) whether a portfolio manager’s base salary is fixed or not and (ii) how a portfolio manager’s incentive or performance-based compensation is calculated (including the time period over which performance is measured and whether performance is measured on a pre- or post-tax basis).

Response.             The requested change has been made.  The referenced disclosure has been deleted in its entirety and replaced with the following:

The Adviser and Impax seek to maintain highly competitive compensation programs designed to attract and retain outstanding investment professionals, which include portfolio managers and research analysts, and to align the interests of their investment professionals with that of their clients and overall firm results.  Generally, each portfolio manager’s compensation with respect to his or her management of a Fund consists of a base salary and additional incentive or performance-based bonus of up to 100% of base salary based on the pre-tax performance of the Fund or Funds he or she manages in comparison to Lipper peer group averages for the same asset class over the one-year period, and when relevant due to the portfolio manager’s tenure with the Fund or Funds, three- five- and ten-year periods.  In addition, each portfolio manager also is eligible for the standard retirement benefits and health and other benefits available to all of the Adviser’s or Impax’s (as applicable) employees.  Incentive or performance-based compensation of investment professionals may be higher or lower with respect to other accounts than with respect to the Funds.

* * * * *

The Registrant acknowledges that the disclosure in the filing is the responsibility of the Registrant.

The Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this declaration as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

I hope that the foregoing responses adequately address the Comments.  Please feel free to call me at (617) 951-7913 with any questions.

Very truly yours,

/s/ Jacob E. Comer

Jacob E. Comer

cc:           Joseph F. Keefe

Gregory D. Sheehan

Brian D. McCabe